

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2011

James J. Fahrner
Chief Financial Officer
Titan Energy Worldwide, Inc.
10315 Grand River Avenue
Brighton, MI 48116

      Re:    Titan Energy Worldwide, Inc.
              Form 10-K for year ended December 31, 2009
                 Filed April 15, 2010
              File No. 0-26139

Dear Mr. Fahrner:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.


Form 10-K for the year ended December 31, 2009

Item 1. Description of Business, page 3

Overview, page 3

1.  We note from your response to prior comment one that one of the reasons you cite for presenting Non-GAAP earnings is that it provides investors and debt holders with useful information in assessing your liquidity.  Given that you are using are also using Non-GAAP earnings as a liquidity measure, please revise future filings to also reconcile Non-GAAP earnings to its most directly comparable GAAP liquidity measure.

Note 1 – Background and Summary of Significant Accounting Policies, page F-7

Going Concern, page F-8

2.  We note from your response to prior comment six that you do not believe your presentation of accumulated deficit excluding certain transaction constitutes a non-GAAP financial measure.  Please tell us where accumulated deficit excluding certain transactions is contemplated in U.S. GAAP.  Alternatively, please confirm that you will not present accumulated deficit excluding certain transactions in future filings.

Segment Reporting, page F-11

3.  We note from your response to prior comment nine that currently you are operating in two operating segments.  Please address the following:
    *   It is unclear from your response as to when you plan to provide the disclosures for your two reportable segments.  Please tell us when you plan to provide the segment disclosures required by Topic 280 of the FASB Accounting Standards Codification.
    *   Tell us the date that you changed your structure to have two operating segments and the factors you used to identify your operating segments.
    *   You state that you believe you were only operating in a single segment.   Please tell us if you where aggregating operating segments, and if so, explain to us how they met the aggregation criteria outlined in paragraph 280-10-50-11 of the FASB Accounting Standards Codification.  Please describe the similar economic characteristics that they each exhibited and address how they met each of the additional five criteria outlined in that paragraph.

Note 4 – Notes Payable, page F-13

4.  We note your response to prior comment 13.  We further note that your note holders have the option of converting their notes into common stock based on the principal balance plus accrued interest multiplied by four.  Please explain to us the date at which the note holders can convert under this provision.  Additionally, please tell us the number of shares that would be issuable if note holders converted under this provision.  Finally, explain to us how you evaluated this provision under section 815-40 of the FASB Accounting Standards Codification.

5.  We note from your response to prior comment 14, that you do not believe that section 815-40 of the FASB Accounting Standards Codification applies to your convertible debt, since paragraphs 815-40-25-1 and 815-40-25-2 of the FASB Accounting Standards Codification indicate that the convertible features of these notes should be treated as a liability as the decision to convert is at the option of debt holder.  It is unclear from your response as to how you applied the guidance in section 815-40 of the FASB Accounting Standards Codification.  If you determined that your convertible notes should be classified as liabilities under the provisions of paragraphs 815-40-25-1 and 815-40-25-2 of the FASB Accounting Standards

James J. Fahrner
Titan Energy Worldwide, Inc.
February 3, 2010
Page 3

Codification, please explain to us how you are complying with the fair value reporting requirements of paragraph 815-40-35-3 of the FASB Accounting Standards Codification.

Note 5 – Accrued Liabilities, page F-14

6. We note your response to prior comment 15. Please explain to us the nature of your guaranteed stock warrant liability. Clearly explain to us how this amount was determined and your basis for recording it under GAAP.

Item 11. Executive Compensation, page 30

7. Please expand your response to prior comment 22 to clarify what you mean by "total value." See Item 402(n)(2)(vi) of Regulation S-K.

8. We note your response to prior comment 24. Please file a copy of Mr. Fahrner's consulting agreement with your Form 10-K for the fiscal year ended December 31, 2010.

Item 12. Security Ownership…, page 32

9. Please reconcile your response and disclosure in the table regarding whether Carl Rountree and Eckhart Grohmann beneficially owned more than 10% of your common stock.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or Lynn Dicker, Reviewing Accountant at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Gabe Eckstein, Staff Attorney at (202) 551-3286 or Geoff Kruczek, Reviewing Attorney, at (202) 551-3641 with any other questions. In this regard, do not hesitate to contact me at (202) 551-3643 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief